                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                          TRUST INDENTURE ACT OF 1939


                         Abraxas Petroleum Corporation
                       Canadian Abraxas Petroleum Limited
                 ----------------------------------------------
                              (Name of applicant)

         500 North Loop 1604 East, Suite 100, San Antonio, Texas 78232
           300 5th Avenue SW, #1200, Calgary, Alberta, Canada T2P 3C4
 -------------------------------------------------------------------------------
                    (Address of principal executive offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

                TITLE OF CLASS                                 AMOUNT
            -----------------------                        --------------
 11 1/2% Senior Secured Notes due 2004, Series A            $196,800,000

            -------------------------------------------------------

Approximate date of proposed public offering: As soon as practicable following the qualification of the indenture covered hereby under the Trust Indenture Act of 1939, as amended.

                     Name and address of agent for service:

                              Robert L. G. Watson
                     President and Chief Executive Officer
                         Abraxas Petroleum Corporation
                      500 North Loop 1604 East, Suite 100
                           San Antonio, Texas 78232.

                                With a copy to:

                            Cox & Smith Incorporated
                           112 East Pecan, Suite 1800
                            San Antonio, Texas 78205
                            Attn: Steven R. Jacobs.


         The obligors hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

                                    GENERAL


1. General information.

         (a) Form of organization. Both Abraxas Petroleum Corporation ("Abraxas") and Canadian Abraxas Petroleum Limited ("Canadian Abraxas" and, together with Abraxas, the ("Applicants") are corporations.

         (b) State or other sovereign power under the laws of which organized. Abraxas is organized under the laws of the State of Nevada. Canadian Abraxas is organized under the laws of Alberta, Canada.

2. Securities Act exemption applicable.

         The Applicants are relying upon the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"), in claiming that registration of the Exchange Notes (as hereinafter defined) to be issued by the Applicants in connection with the exchange offer hereinafter described (the "Exchange Offer") is not required under the Securities Act. The Exchange Offer will be made pursuant to the terms and provisions of an Offer to Exchange and Consent Solicitation dated November 18, 1999 (the "Offer to Exchange"), and the related Consent and Letter of Transmittal (the "Consent and Letter of Transmittal"). Pursuant to the Offer to Exchange and the Consent and Letter of Transmittal, the Applicants, as co-issuers, are offering to exchange their 11 1/2% Senior Secured Notes due 2004, Series A (the "Exchange Notes"), shares of Abraxas' common stock, par value $.01 per share ("Common Stock"), and Contingent Value Rights (the "CVRs") for their 11 1/2% Senior Notes due 2004, Series D (the "Old Notes") in the ratio of $700 principal amount of Exchange Notes, approximately 59.6184 shares of Common Stock, and approximately 59.6184 CVRs each of which may result in the distribution of up to approximately 6.3889 shares of Common Stock for each $1,000 principal amount of Old Notes. As of September 30, 1999, $274.0 million aggregate principal amount of the Old Notes were outstanding. If 100% of the outstanding Old Notes are accepted for exchange pursuant to the Exchange Offer, the Applicants will be required to issue a total of (i) $196.8 million aggregate principal amount of Exchange Notes; (ii) 16.3 million shares of Common Stock; and (iii) 16.3 million CVRs. The holders of the Old Notes have not made, nor will they make, any cash payments in connection with the Exchange Offer. Consummation of the Exchange Offer is conditioned upon, among other things, the qualification of the indenture (the "Indenture") for the Exchange Notes, a copy of which is filed as an exhibit to this Form T-3, under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). There have not been, and there will not be, any sales of the Exchange Notes, Common Stock or CVRs made by the Applicants (other than those sales included within the Exchange Offer) or by or through an underwriter at or about the same time as the Exchange Offer. The Applicants will not pay any commission or other remuneration or consideration, directly or indirectly, to any broker, dealer, salesman or other person for soliciting exchanges of the Old Notes. The Applicants have appointed The Bank of New York (the "Exchange Agent") as the exchange agent in connection with the Exchange Offer. In such capacity, the Exchange Agent will perform services for the Applicants in connection with the tender and withdrawal of Old Notes pursuant to the Exchange Offer. The Applicants have agreed to pay the Exchange Agent compensation for its services, to reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith and to indemnify the Exchange Agent against any losses or claims incurred without negligence or bad faith on the part of the Exchange Agent in connection with its duties under the Exchange Offer. In addition, the Applicants will pay remuneration to their financial, legal, and accounting counsel for the provision of advisory, legal, and accountancy services, respectively.

                                  AFFILIATIONS

3. Affiliates.

         (a) The following are subsidiaries of Abraxas with the percentages of voting securities owned by Abraxas indicated in parenthesis:

             (i)  Canadian Abraxas Petroleum Limited (100%).
             (ii) Wamsutter Holdings, Inc. (100%).
             (iii)Sandia Oil & Gas Corp. (100%).(1)
             (iv) Western Associated Energy Corp. (100%).
             (v)  Grey Wolf Exploration, Inc. (47.1%).(2)

         (b) The following are subsidiaries of Canadian Abraxas with the percentages of voting securities owned by Canadian Abraxas indicated in parenthesis:

             (i)  New Cache Petroleums, Ltd. (100%).

         (c) See Item 4 for "Directors and Officers" of the Applicants, some of whom may be deemed to be affiliates of the Applicants by virtue of their positions.

(1) Sandia Oil & Gas Corp. owns 100% of the voting securities of Sandia Operating, Inc.

(2) Canadian Abraxas owns 1.6% of the voting securities of Grey Wolf Exploration, Inc.


                             MANAGEMENT AND CONTROL

4. Directors and executive officers.

           NAME                           ADDRESS                                OFFICE
  ---------------------       ---------------------------------    --------------------------------------
  Robert L. G. Watson         c/o Abraxas Petroleum Corporation    Chairman of the Board, President and
                              500 North Loop 1604 East             Chief Executive Officer of Abraxas;
                              Suite 100                            Chairman of the Board, President and
                              San Antonio, Texas 78232             director of Canadian Abraxas

  Chris E. Williford          c/o Abraxas Petroleum Corporation    Executive Vice President, Chief
                              500 North Loop 1604 East             Financial Officer, Treasurer and
                              Suite 100                            director of Abraxas; Vice President
                              San Antonio, Texas 78232             and Assistant Secretary of Canadian
                                                                   Abraxas
  Robert W. Carington, Jr.    c/o Abraxas Petroleum Corporation    Executive Vice President and director
                              500 North Loop 1604 East             of Abraxas
                              Suite 100
                              San Antonio, Texas 78232

  Franklin A. Burke           c/o Abraxas Petroleum Corporation    Director of Abraxas
                              500 North Loop 1604 East
                              Suite 100
                              San Antonio, Texas 78232

  Harold D. Carter            c/o Abraxas Petroleum Corporation    Director of Abraxas
                              500 North Loop 1604 East
                              Suite 100
                              San Antonio, Texas 78232

  Robert D. Gershen           c/o Abraxas Petroleum Corporation    Director of Abraxas
                              500 North Loop 1604 East
                              Suite 100
                              San Antonio, Texas 78232

  Richard M. Kleberg, III     c/o Abraxas Petroleum Corporation    Director of Abraxas
                              500 North Loop 1604 East
                              Suite 100
                              San Antonio, Texas 78232

  James C. Phelps             c/o Abraxas Petroleum Corporation    Director of Abraxas
                              500 North Loop 1604 East
                              Suite 100
                              San Antonio, Texas 78232

  Paul A. Powell, Jr.         c/o Abraxas Petroleum Corporation    Director of Abraxas
                              500 North Loop 1604 East
                              Suite 100
                              San Antonio, Texas 78232

  Richard M. Riggs            c/o Abraxas Petroleum Corporation    Director of Abraxas
                              500 North Loop 1604 East
                              Suite 100
                              San Antonio, Texas 78232

  Roger L. Bruton             c/o Abraxas Petroleum Corporation    Executive Vice President and director
                              500 North Loop 1604 East             of Canadian Abraxas
                              Suite 100
                              San Antonio, Texas 78232

  Donald A. Engle             c/o Abraxas Petroleum Corporation    Secretary and director of Canadian
                              500 North Loop 1604 East             Abraxas
                              Suite 100
                              San Antonio, Texas 78232

5. Principal owners of voting securities. The following own 10% or more of the voting securities of Canadian Abraxas:

      NAME AND COMPLETE              TITLE OF CLASS               AMOUNT            % OF VOTING
       MAILING ADDRESS                   OWNED                     OWNED         SECURITIES OWNED
      -----------------              --------------               -------        ----------------

 Abraxas Petroleum Corporation        Common Stock                 5,751                100%

  500 North Loop 1604 East,
          Suite 100
   San Antonio, Texas 78232


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

                                  UNDERWRITERS

6. Underwriters. (a) The name and complete mailing address of each person who, within three years prior to the date of the filing this application, acted as an underwriter of any securities of the Applicants which are outstanding on the date of filing this application and the title of each class of the securities underwritten follows:

        Class of Securities                      Underwriter                   Complete Mailing Address
        -------------------                      -----------                   ------------------------

       12.875% Senior Secured             Jefferies & Company, Inc.             909 Fannin, Suite 3100
           Notes due 2003                                                        Houston, Texas 77010

        11 1/2% Senior Notes              Jefferies & Company, Inc.             909 Fannin, Suite 3100
         due 2004, Series D                                                      Houston, Texas 77010


                               CAPITAL SECURITIES

7.  Capitalization.  (a)  Authorized Classes of Securities.

                            As of November 18, 1999.

           TITLE OF CLASS                       AMOUNT AUTHORIZED                  AMOUNT OUTSTANDING
           --------------                       -----------------                  ------------------
Abraxas:

    Common Stock, par value                         50,000,000                           6,352,672
    $.01 per share (1)

    Preferred Stock, par value                       1,000,000                                   0
    $.01 per share

    11 1/2% Senior Notes due 2004,                $275,000,000                        $274,000,000
    Series D

    12.875% Senior Secured                        $ 63,500,000                        $ 63,500,000
    Notes due 2003

Canadian Abraxas (2)

    Common Shares                                    Unlimited                               5,751

    First Preferred Shares                           Unlimited                                   0


(1) Abraxas has warrants ("Warrants") outstanding to purchase an aggregate of 225,500 shares of Abraxas Common Stock. Associated Energy Managers, Inc. ("AEM"), has Warrants to purchase 13,500 shares at an exercise price of $7.00 per share. First Union National Bank of North Carolina ("First Union") has warrants to purchase 212,000 shares of Abraxas Common Stock at an exercise price of $9.79 per share. These warrants were issued to First Union in connection with Abraxas' credit agreement. First Union and AEM have certain registration rights with respect to shares of the Abraxas common stock issued pursuant to the exercise of such Warrants.

         All outstanding Warrants contain provisions that protect AEM and First Union against dilution by adjusting the price at which the Warrants are exercisable and the number of shares of the Abraxas Common Stock issuable upon exercise thereof upon the occurrence of certain events, including payment of stock dividends and distributions, stock splits, recapitalizations, reclassifications, mergers, consolidations or the issuance or sale of Common Stock or options, rights or securities convertible into shares of the Common Stock,


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
         in the case of AEM, at less than the current market price or, in the case of First Union, at a price less than the greater of the current market price or the exercise price. A holder of Warrants has no rights as a stockholder of Abraxas until the Warrants are exercised. All Warrants are currently exercisable, although none have been exercised as of the date hereof.

(2) Canadian Abraxas is a guarantor of Abraxas' 12.875% Senior Secured Notes due 2003.

(b) Voting Rights.

         (i) Holders of the Abraxas Common Stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes for the election of directors. The Board of Directors of Abraxas is authorized, without any further action by the stockholders, to determine the voting rights of any series of Preferred Stock. No such series of Preferred Stock have been designated or issued.

         (ii) Holders of the Canadian Abraxas Common Shares and First Preferred Shares are entitled to cast one vote for each share held of record on all matters submitted to a vote of Shareholders.

                              INDENTURE SECURITIES

8. Analysis of indenture provisions.

         The information required by this Item is incorporated by reference to information under the caption "Description of the New Notes" of the Offer to Exchange, which is set forth as Exhibit T3E-1.


9. Other obligors.

         The following subsidiaries of the Applicants are guarantors of the New
Notes:

                     NAME                                    COMPLETE MAILING ADDRESS
                     ----                                    ------------------------

            Sandia Oil & Gas Corp.                      500 North Loop 1604 East, Suite 100
                                                             San Antonio, Texas 78232

          New Cache Petroleums, Ltd.                         300 5th Avenue SW, #1200
                                                         Calgary, Alberta, Canada T2P 3C4

           Wamsutter Holdings, Inc.                     500 North Loop 1604 East, Suite 100
                                                             San Antonio, Texas 78232

Contents of application for qualification. This application for qualification comprises --

         (a) Pages numbered 1 to 8, consecutively.

         (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified (filed herewith as Exhibit
             T3G).

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

             (i) Exhibit T3A-1.1: Articles of Incorporation of Abraxas (Filed as Exhibit 3.1 to Abraxas' Registration Statement on Form S-4, No. 333-36565 (the "S-4 Registration Statement")).

                  Exhibit T3A-1.2: Articles of Amendment to the Articles of Incorporation of Abraxas dated October 22, 1990 (Filed as
                  Exhibit 3.3 to the S-4 Registration Statement).

                  Exhibit T3A-1.3: Articles of Amendment to the Articles of Incorporation of Abraxas dated December 18, 1990. (Filed as
                  Exhibit 3.4 to the S-4 Registration Statement).

                  Exhibit T3A-1.4: Articles of Amendment to the Articles of Incorporation of Abraxas dated June 8, 1995 (Filed as Exhibit
                  3.4 to Abraxas' Registration Statement on Form S-3, No. 333-00398 (the "S-3 Registration Statement")).

                  Exhibit T3A-2: Articles of Incorporation of Canadian Abraxas (Filed as Exhibit 3.7 to Abraxas and Canadian Abraxas' Registration Statement on Form S-4, 333-18673, (the "Exchange Offer Registration Statement")).

         (ii) Exhibit T3B-1: Amended and Restated Bylaws of Abraxas. (Filed as Exhibit 3.5 to the S-3 Registration Statement).

                  Exhibit T3B-2: Bylaws of Canadian Abraxas (Filed as Exhibit
                  3.8 to the Exchange Offer Registration Statement).

         (iii) Exhibit T3C: A copy of the Indenture to be qualified is filed herewith.

         (iv)     Exhibit T3D: Not applicable.

         (v) Exhibit T3E-1: A copy of the Offer to Exchange to be sent or given to holders of the Applicants' 11 1/2% Senior Notes due 2004, Series D in connection with the Exchange Offer is filed herewith.

                  Exhibit T3E-2: A copy of the Consent and Letter of Transmittal to be sent or given to holders of the Applicants' 11 1/2% Senior Notes due 2004, Series D in connection with the Exchange Offer is filed herewith.

         (vi) Exhibit T3F: A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to
                  Section 310 through 318(a), inclusive, of the Trust Indenture Act, is incorporated by reference to the "Cross Reference Table" of the Indenture set forth as Exhibit T3C hereof.

         (vii) Exhibit T3G: A copy of the Trustee's Statement of Eligibility on Form T-1 under the Trust Indenture Act is filed herewith.

                                   SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Abraxas Petroleum Corporation, a corporation organized and existing under the laws of the State of Nevada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of San Antonio, and State of Texas, on the 18th day of November, 1999.

(SEAL)


                                          ABRAXAS PETROLEUM CORPORATION


                                          By: /s/ Robert L.G. Watson
                                              ----------------------------------
                                              Robert L.G. Watson,
                                              President and Chief Executive
                                              Officer



ATTEST: /s/ Chris E. Williford
        ----------------------------------
        Chris E. Williford, Executive
        Vice President


         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Canadian Abraxas Petroleum Limited, a corporation organized and existing under the laws of Calgary, Alberta, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of San Antonio, and State of Texas, on the 18th day of November, 1999.

(SEAL)


                                          CANADIAN ABRAXAS PETROLEUM LIMITED


                                          By: /s/ Robert L.G. Watson
                                              ----------------------------------
                                              Robert L.G. Watson,
                                              President and Chief Executive
                                              Officer



ATTEST: /s/ Chris E. Williford
        -------------------------------
        Chris E. Williford, Vice President
        and Assistant Secretary

                                 EXHIBIT INDEX

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------
T3A-1.1         Articles of Incorporation of Abraxas (Filed as Exhibit 3.1 to
                Abraxas' Registration Statement on Form S-4, No. 333-36565 (the
                "S-4 Registration Statement")).

T3A-1.2 Articles of Amendment to the Articles of Incorporation of Abraxas dated October 22, 1990 (Filed as Exhibit 3.3 to the S-4
                Registration Statement).

T3A-1.3 Articles of Amendment to the Articles of Incorporation of Abraxas dated December 18, 1990. (Filed as Exhibit 3.4 to the S-4
                Registration Statement).

T3A-1.4 Articles of Amendment to the Articles of Incorporation of Abraxas dated June 8, 1995 (Filed as Exhibit 3.4 to Abraxas' Registration
                Statement on Form S-3, No. 333-00398 (the "S-3 Registration
                Statement")).

T3A-2           Articles of Incorporation of Canadian Abraxas (Filed as Exhibit
                3.7 to Abraxas and Canadian Abraxas' Registration Statement on
                Form S-4, 333-18673, (the "Exchange Offer Registration Statement")).

T3B-1 Amended and Restated Bylaws of Abraxas. (Filed as Exhibit 3.5 to the S-3 Registration Statement).

T3B-2           Bylaws of Canadian Abraxas (Filed as Exhibit 3.8 to the Exchange
                Offer Registration Statement).

T3C             A copy of the Indenture to be qualified is filed herewith.

T3D             Not applicable.

T3E-1 A copy of the Offer to Exchange to be sent or given to holders of the Applicants' 11 1/2% Senior Notes due 2004, Series D in connection with the Exchange Offer is filed herewith.

T3E-2 A copy of the Consent and Letter of Transmittal to be sent or given to holders of the Applicants' 11 1/2% Senior Notes due 2004, Series D in connection with the Exchange Offer is filed herewith.

T3F A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act, is incorporated by reference to the "Cross Reference Table" of the Indenture set forth as Exhibit T3C hereof.

T3G A copy of the Trustee's Statement of Eligibility on Form T-1 under the Trust Indenture Act is filed herewith.